Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ZyVersa Therapeutics, Inc. on Form S-1 (File No. 333-275320) of our report dated March 25, 2024, (except for the effects of the reverse stock split discussed in Note 11, as to which the date is July 11, 2024), which includes an explanatory paragraph as to ZyVersa Therapeutics, Inc.’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of ZyVersa Therapeutics, Inc. as of December 31, 2023 and for the year ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” and “Selected Financial Data” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 11, 2024